ESPORTS ENTERTAINMENT GROUP, INC.

13/14 Penthouse Office, Mannarino Road

Birkirkara, Malta, BKR 9080

August 24, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski

Re:	Esports Entertainment Group, Inc.
Registration Statement on Form S-3
Filed August 13, 2021
File No. 333-258822

Dear Mr. Lamparski:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Esports Entertainment Group, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, August 25, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Esports Entertainment Group, Inc.

/s/ Grant Johnson
Grant Johnson
Chief Executive Officer